                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                                  Rule 13d-101
                              --------------------

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 6)

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                             RODNEY D. JOSLIN, ESQ.
                                MCGUIREWOODS LLP
                              77 WEST WACKER DRIVE
                                   SUITE 4400
                                CHICAGO, IL 60601
                                 (312) 849-3699


                                October 25, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box: __

                         (Continued on following pages)
                               Page 1 of 17 Pages

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                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.       NAME OF REPORTING PERSON: Michael W. Reschke
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  _
                                                              (b)  X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         OO, BK, PF, AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     _

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES               7.         SOLE VOTING POWER - 474,917*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                               8.        SHARED VOTING POWER - 8,322,990*

                              -----------------------------------------------
                               9.        SOLE DISPOSITIVE POWER - 455,057*

                              -----------------------------------------------
                              10.        SHARED DISPOSITIVE POWER-8,322,990*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Reschke individually beneficially owns 474,917 Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer") which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 256,572 Common Shares and the 47,525 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), each directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 51.24% equity interest in PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI, (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP and (iii) the 7,944,893 Common Units directly held by Primestone Investment Partners L.P., a Delaware limited partnership ("Primestone"), by virtue of his ownership of an approximate 51.24% equity interest in The Prime Group, Inc., an Illinois corporation ("PGI"), which is the Administrative Member


                         (Continued on following pages)
                               Page 2 of 17 Pages

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of PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), which is the general partner of Primestone.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                   _

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 474,917 Common Shares, which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares, which, assuming the exercise of the options, constitute approximately 2.9% of the outstanding Common Shares. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 256,572 Common Shares and 47,525 Common Units directly held by PG-VI which, together, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGLPI, which is the general partner of PG-VI, (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares, by virtue of his position as managing general partner of PGLP and (iii) 7,944,893 Common Units directly owned by Primestone which, assuming exchange of such Common Units for Common Shares, constitute approximately 33.6% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone.

14.      TYPE OF REPORTING PERSON - IN


                         (Continued on following pages)
                               Page 3 of 17 Pages

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                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1. NAME OF REPORTING PERSON: Primestone Investment Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  _
                                                              (b)  X
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
             BK, OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                      -
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware, United States of America
----------------------------- -----------------------------------------------
NUMBER OF SHARES              7.         SOLE VOTING POWER - 7,944,893*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.         SHARED VOTING POWER - 0
                              -----------------------------------------------
                              9.         SOLE DISPOSITIVE POWER - 7,944,893*
                              -----------------------------------------------
                              10.        SHARED DISPOSITIVE POWER - 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         *7,944,893 Common Units, which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            -
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         The 7,944,893 Common Units directly held by Primestone Investment Partners L.P. represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.      TYPE OF REPORTING PERSON - PN


                         (Continued on following pages)
                               Page 4 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.       NAME OF REPORTING PERSON: PG/Primestone, L.L.C.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  _
                                                                  (b)  X
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                   AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       _

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware, United States of America
----------------------------- -----------------------------------------------
NUMBER OF SHARES              7.      SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.      SHARED VOTING POWER - 7,944,893*
                              -----------------------------------------------
                              9.      SOLE DISPOSITIVE POWER - 0
                              -----------------------------------------------
                              10.     SHARED DISPOSITIVE POWER - 7,944,893*
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         *PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units, which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                             -
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.      TYPE OF REPORTING PERSON - OO


                         (Continued on following pages)
                               Page 5 of 17 Pages

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                                  SCHEDULE 13D

CUSIP No.  74158J 10 3
1.       NAME OF REPORTING PERSON: The Prime Group, Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  _
                                                                  (b)  X
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
               OO
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                     -
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Illinois, United States of America
----------------------------- -----------------------------------------------
NUMBER OF SHARES              7.       SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.       SHARED VOTING POWER - 7,944,893*
                              -----------------------------------------------
                              9.       SOLE DISPOSITIVE POWER - 0
                              -----------------------------------------------
                              10.      SHARED DISPOSITIVE POWER - 7,944,893*
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         *The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       _

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.      TYPE OF REPORTING PERSON - CO

* On August 22, 2001, Cadim, Inc. ("Cadim"), Michael W. Reschke ("Reschke"), PGI, Primestone, PG-VI, PG LLC and PGLP, sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding, (the "Original MOU"). On August 30, 2001, Cadim and the PGI Parties executed an Amended and Restated


                         (Continued on following pages)
                               Page 6 of 17 Pages

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Memorandum of Understanding (the "Amended MOU") which amended and superseded the
Original MOU. By virtue of entering into the Original MOU and the Amended MOU, Cadim may have been deemed to have formed a group with the PGI Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended
(the "Exchange Act"). On August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement, which was amended on September 24, 2001 by Amendment No. 1 thereto (as amended, the "Amended PGI Standstill Agreement"). As such, Cadim may have been deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties. On October 10, 2001, Cadim and the PGI Parties agreed, among other things, to release each of Cadim and the PGI Parties from all exclusivity provisions set forth in the Amended PGI Standstill Agreement, to release Cadim from certain confidentiality obligations set forth therein, and that the Amended MOU was null, void and of no further legal effect except as otherwise provided for therein. On October 23, 2001, the Issuer announced that Cadim and PGI had informed the Issuer that Cadim and PGI had ceased negotiations relating to the proposed acquisition. As a result, any group with Cadim and the PGI Parties that may have been deemed to have been formed for purposes of Rule 13d-5 under the Exchange Act has been terminated and Cadim is not deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties.

         This Amendment No. 6 to Schedule 13D ("Amendment No. 6") should be read in conjunction with the Report on Schedule 13D of Reschke, PG LLC, Primestone, and PGI originally filed on March 8, 2000, as amended by Amendment No. 1 to
Schedule 13D filed on October 23, 2000, by Amendment No. 2 to Schedule 13D filed on August 24, 2001, by Amendment No. 3 to Schedule 13D filed on September 4, 2001, by Amendment No. 4 to Schedule 13D filed on September 21, 2001 and by Amendment No. 5 to Schedule 13D filed on October 12, 2001 (collectively, the "Schedule 13D"), with respect to the Common Shares of the Issuer. This Amendment No. 6 amends and supplements the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

         Primestone acquired the Common Units for investment purposes and to facilitate the formation of the Issuer. Reschke acquired his Common Shares for investment purposes. PGI acquired the Common Units it contributed to Primestone for investment purposes and to facilitate the formation of the Issuer. PG LLC has not directly acquired any securities of the Issuer or Prime Group Realty, L.P., the operating partnership of the Issuer (the" Operating Partnership").

         On September 28, 2000, Vornado PS, LLC ("Vornado") made a $62,000,000 subordinated loan (the "Vornado Loan Agreement") to Primestone secured by a pledge of the 7,944,893 Common Units held by Primestone in the Operating Partnership. The Common Units are exchangeable for 7,944,893 Common Shares or, at the option of the Issuer, an amount of cash equal to the fair market value of 7,944,893 Common Shares at the time of the exchange. The Vornado Loan Agreement is guaranteed by Prime International, Inc., PGI, PGLP, PGLP, Inc. ("PGLPI") and Prime Group II, L.P. (the "Guarantors"), which are affiliates of Primestone. The Vornado Loan Agreement is subordinate to a $37,957,000 loan (the "Amended and Restated Prudential Credit Agreement") that was made in the original principal amount of $40,000,000 in September 2000 by P-B Finance Ltd. ("PBF"), an affiliate of Prudential Securities Credit Corp., L.L.C. The Amended and Restated Prudential Credit Agreement is secured by a pledge of the same

                         (Continued on following pages)
                               Page 7 of 17 Pages

7,944,893 Common Units that secure the Vornado Loan Agreement and is guaranteed by the Guarantors. According to the Schedule 13D filed with the Securities and Exchange Commission by the Vornado Realty Trust filing group on November 2, 2001 (the "Vornado 13D") Vornado acquired the Amended and Restated Prudential Credit Agreement from PBF on October 31, 2001.

         Defaults have been asserted under both the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement, and Vornado has commenced foreclosure proceedings against the Common Units securing those loans. Vornado has stated that it intends to offer such Common Units at public auction (the "Foreclosure Auction") pursuant to the foreclosure provisions of the Uniform Commercial Code on November 20, 2001, and that Vornado or any of its affiliates may bid at the Foreclosure Auction.

         Primestone has taken the position that the loans in question are not in default and is considering all available legal rights, remedies and actions to contest the ability of Vornado to proceed with the Foreclosure Auction. In addition, each of Reschke, Primestone, PG LLC, PGI and others may contest the right of Vornado to proceed with the Foreclosure Auction or pursue such legal procedures or proceedings as he or it may deem appropriate or otherwise make a plan or proposal with respect to the foregoing and/or take any other action which it may deem to be appropriate in the circumstances.

         Reschke and PGI may acquire, directly or indirectly, additional securities of the Issuer on the open market from time to time for investment purposes.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reschke directly beneficially owns 474,917 Common Shares, which number includes 134,881 Common Shares and options to acquire 340,036 Common Shares which, assuming the exercise of the options, constitute approximately 2.9% of the outstanding Common Shares. By virtue of (i) his ownership of an approximate 51.24% equity interest in PGLPI(the managing general partner of PG-VI), (ii) his capacity as managing general partner of PGLP and (iii) his ownership of an approximate 50.75% equity interest in PGI, which is the Administrative Member of PG LLC, which is the general partner of Primestone, Reschke may be deemed to share beneficially ownership of the 256,572 Common Shares and the 47,525 Common Units directly held by PG-VI, the 74,000 Common Shares directly held by PGLP and the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares and including PG-VI's 256,572 Common Shares and PGLP's 74,000 Common Shares, would constitute approximately 36.6% of the total outstanding Common Shares.

         Primestone directly holds 7,944,893 Common Units which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares.

         Neither PG LLC nor PGI directly holds any Common Shares. By virtue of its position as the general partner of Primestone, PG LLC may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares as of the date hereof. By virtue of its position as the Administrative Member of PG LLC, PGI may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (or 33.6% of the outstanding Common Shares as of the


                         (Continued on following pages)
                               Page 8 of 17 Pages
date hereof) that PG LLC may be deemed to beneficially own.

         (b) Reschke has the sole power to direct the vote and disposition of 455,057 Common Shares directly beneficially owned by Reschke, assuming exercise of his options. Reschke has the sole power to direct the vote of an additional 19,860 Common Shares directly beneficially owned by Reschke provided that Reschke may not dispose of such Common Shares until they become unrestricted (9,316 of which become unrestricted on January 15, 2002, 5,919 of which become unrestricted on January 15, 2003, and 4,625 of which become unrestricted on January 15, 2004). Primestone has the sole power to direct the vote and disposition of the 7,944,893 Common Units directly held by Primestone. Neither PG LLC nor PGI has the sole power to direct the vote and disposition of any Common Shares or Common Units.

         By virtue of his (i) ownership of an approximate 41.24% equity interest in PGLPI (the managing general partners of PG-VI), (ii) capacity as managing general partner of PGLP and (iii) ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone, Reschke may be deemed to share the power to direct the vote and disposition of the 304,097 Common Shares beneficially owned by PG-VI (assuming exchange of PG-VI's Common Units for Common Shares), the 74,000 Common Shares directly held by PGLP and the 7,944,893 Common Shares beneficially owned by Primestone (assuming the exchange of Primestone's Common Units for Common Shares).

         By virtue of its position as general partner of Primestone, PG LLC may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares beneficially owned by Primestone (assuming exchange of Primestone's Common Units for Common Shares).

         By virtue of its position as Administrative Member of PG LLC, PGI may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that PG LLC may be deemed to beneficially own.

         (c) Neither Reschke, Primestone, PG LLC, PGI, nor, to the best of their knowledge, any of the executive officers or directors of PGI, has effected any transaction in securities of the Issuer during the past 60 days.

         (d) Other than (i) LaSalle Bank National Association, a national banking association ("LaSalle") pursuant to the terms and conditions of a Pledge Agreement, dated as of August 22, 2000 (as amended, the "LaSalle Pledge Agreement"), by and between PG-VI and LaSalle, pursuant to which PG-VI has pledged to LaSalle its 256,572 Common Shares and its 47,525 Common Units, (ii) PBF, pursuant to the terms and condition of an Amended and Restated Pledge and Security Agreement, dated as of September 26, 2000 (the "PBF Security Agreement"), between PBF and Primestone, pursuant to which Primestone has pledged to PBF all of its 7,944,893 Common Units, (see further discussion below)
(iii) Vornado, pursuant to the terms and conditions of a Pledge and Security Agreement, dated as of September 26, 2000 (the "Vornado Security Agreement"), between Vornado and Primestone, pursuant to which Primestone has pledged to Vornado all of its 7,944,893 Common Units, subject to the rights of PBF therein, and (iv) the clearing agent for PGLP's broker pursuant to the terms and conditions of the customer agreement between PGLP and the clearing agency for its broker, dated as of December 21, 1994 (the "Margin Account Agreement"), pursuant to which the clearing agent has a security interest in PGLP's 74,000


                         (Continued on following pages)
                               Page 9 of 17 Pages

Common Shares, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, securities of the Issuer (or securities exchangeable for securities of the Issuer) held by Reschke, PGI, PG LLC or Primestone, except for Reschke, PGI, PG LLC or Primestone.

         According to the Vornado 13D, Vornado acquired the Amended and Restated Prudential Credit Agreement from PBF on October 31, 2001.

         As described in Item 4, defaults have been declared under both the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement, and Vornado has commenced foreclosure proceedings against the 7,944,893 Common Units securing those loans. Vornado has stated that it intends to offer such Common Units at the foreclosure auction and that Vornado or any of its affiliates may bid at the Foreclosure Auction.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms and conditions of the Registration Rights Agreement, dated as of November 17, 1997 (the "Registration Rights Agreement"), by and among the Issuer, Edward S. Hadesman Trust dated May 22, 1992, Grandville/Northwestern Management Corporation, an Illinois corporation, Carolyn
B. Hadesman Trust dated May 21, 1992, Lisa Hadesman 1991 Trust, Cynthia Hadesman 1991 Trust, Tucker B. Magid, Frances S. Shubert, Grandville Road Property, Inc., an Illinois corporation, Sky Harbor Associates, an Illinois limited partnership, Primestone, PGLP and Jeffrey Patterson (collectively, the "Investors"), the Issuer granted demand and incidental registration rights to the Investors for the registration under the Securities Act of 1933, as amended, of Common Shares issuable upon exchange of the Common Units owned by the Investors. Accordingly, the resale of such Common Shares has been registered by the Issuer pursuant to an effective Registration Statement (Registration No. 333-64973).

         In connection with the making of the Amended and Restated Prudential Credit Agreement, Primestone assigned its rights under the Registration Rights Agreement to PBF in the event that PBF acquires the Common Units (or Common Shares issuable upon exchange thereof) securing the Amended and Restated Prudential Credit Agreement, and according to the Vornado 13D, those rights have been assigned by PBF to Vornado. In addition, in connection with the making of the Vornado Loan Agreement, Primestone assigned its rights under the Registration Rights Agreement to Vornado in the event that Vornado acquires the Common Units (or Common Shares Issuable upon exchange thereof)securing the Vornado Loan Agreement. The Issuer registered such Common Shares pursuant to an effective Registration Statement (Registration No. 333-64973) and filed a prospectus supplement with respect to possible sales of such Common Shares by Vornado, any transferee holder of the Vornado Loan Agreement and/or any subsequent holder of the Common Units pledged by Primestone to Vornado.

         On January 16, 1998, PGLP transferred 37,259 and 5,216 of its Common Units to Warren H. John and Ray R. Grinvalds, respectively. Pursuant to the Assignment and Assumption agreement, dated as of December 18, 1998 (the "Assignment and Assumption Agreement"), between PGLP and PG-VI, PGLP assigned its remaining 47,525 Common Units to PG-VI. Pursuant to the Registration Rights Agreement, dated as of December 15, 1997, between the Issuer, Prime Group Realty, L.P. and H Group L.L.C., the Issuer granted to H Group L.L.C. certain demand registration rights. Pursuant to the Assignment Agreement, dated as of


                         (Continued on following pages)
                               Page 10 of 17 Pages

February 8, 199 (the "Assignment Agreement"), between PG-VI and H Group L.L.C., a Delaware limited liability company, PG-VI purchased 256,572 Common Unites, with their corresponding registration rights, from H Group L.L.C. for an aggregate purchase price of $3,848,580. The 256,572 Common Units were exchanged for Common Shares on July 11, 2000. In connection with the Loan Agreement, dated as of August 22, 2000 (the "LaSalle Loan Agreement"), between PG-VI and LaSalle, PG-VI pledged its 256,572 Common Shares and its 47,525 Common Units to LaSalle, pursuant to the terms of the LaSalle Pledge Agreement in order to secure its obligations under the LaSalle Loan Agreement.

         The Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P., dated as of November 17, 1997 (as amended, the "Partnership Agreement"), among the Issuer, the Nardi Group, L.L.C., a Delaware limited liability company, and the Limited Partners, as defined therein, sets forth the exchange rights applicable to the Common Units issued in connection with the formation and initial public offering of the Issuer and contains certain customary restrictions on transfer applicable to holders of the Common Units.

         The Amended and Restated Agreement of Limited Partnership of Primestone, dated as of September 26, 2000 (the "Primestone Agreement"), between PG LLC, sets forth the ability of PG LLC, as the general partner of Primestone, to control the Common Units directly owned by Primestone. Mr. Reschke has the ability to control PG LLC, by virtue of his controlling interest in PGI, the Administrative Member of PG LLC.

         Primestone is a party to the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement. Pursuant to the PBF Security Agreement, Primestone pledged its Common Units to PBF in order to secure its obligations under the Amended and Restated Prudential Credit Agreement. Pursuant to the Vornado Security Agreement, Primestone pledged its Common Units to Vornado, subject to the right of PBF therein, in order to secure its obligations under the Vornado Loan Agreement. Pursuant to the Margin Account Agreement, the clearing agent for PGLP's broker has a security interest in PGLP's 74,000 Common Shares that were acquired pursuant to the Margin Account Agreement.

         PBF and Prudential Securities Incorporated entered into a Securities Account Control Agreement, dated as of September 26, 2000 (the "Account Control Agreement"), pursuant to which Vornado, as assignee of PBF, has a security interest in the account in which the Common Units pledged as security for the Amended and Restated Prudential Credit Agreement and Vornado Loan Agreement have been held. In the Vornado 13D, Vornado stated that pursuant to the terms of the Pledge and Security Agreement, dated September 26, 2000, between Primestone and Vornado, as assignee of PBF, and the Pledge and Security Agreement, dated September 26, 2000, between Primestone and Vornado, Vornado has transferred the Common Units pledged as security for the Amended and Restated Prudential Credit Agreement and the Vornado Loan Agreement to an account in the name of Vornado where such pledged Common Units (and any Common Shares issued upon exchange of such Common Units) will be held until the conclusion of the Foreclosure Auction referred above.

         In connection with the making of the Amended and Restated Prudential Credit Agreement by PBF and the Vornado Loan Agreement by Vornado in September 2000, PBF and Vornado requested and received certain consents and other agreements relating to the Issuer, including:


                         (Continued on following pages)
                               Page 11 of 17 Pages

         (a) a waiver of the 9.9% Common Share ownership limitation set forth in the Issuer's Declaration of Trust and certain Maryland anti-takeover statutes in the event (and to the extent)that Vornado obtains ownership of the Common Units (or Common Shares issuable upon exchange thereof) securing the Vornado Loan Agreement after a foreclosure or similar action;

         (b) a right of Vornado to receive a position on the Board of Trustees of the Issuer (which position is subject to re-election by the Issuer's shareholders in the same manner as all other Trustees) in the event that the Issuer had not consummated a strategic transaction within twelve (12)months after the closing of the Vornado Loan Agreement pursuant to the Issuer's previously announced review of strategic alternatives; although Vornado could currently exercise such right, Vornado has not to date elected to exercise such right; and

         (c) the shortening of certain time periods of notice under the partnership agreement of the Operating Partnership in the event that the lender under either the Amended and Restated Prudential Credit Agreement or the Vornado Loan Agreement forecloses on the Common Units and elects to exchange such Common Units for Common Shares (or at the election of the Issuer, cash).

         In addition, Michael W. Reschke, the Chairman of the Issuer's Board of Trustees, and Richard S. Curto, the Chief Executive Officer and a Trustee of the Issuer, offered to tender their resignations to the Issuer's Board in the event of a bankruptcy of Primestone, the Issuer, PGI or certain of PGI's affiliates, or in the event Vornado becomes the owner of the pledged Common Units after a successful foreclosure action. By letters dated November 13, 2001, both Mr. Reschke and Mr. Curto revoked this offer.

         Also in connection with the making of the Vornado Loan Agreement and the granting by the Issuer of the rights described above, Vornado has agreed (the "Standstill Agreement") that neither it nor or any of its affiliates would acquire Common Shares, Common Units or any other equity securities of the Issuer or the Operating Partnership without the approval of the Issuer, except for the Common Units subject to the pledge securing the Vornado Loan Agreement and any Common Shares issued upon exchange of such Common Units. According to the Vornado 13D, Vornado has asked the Issuer and the Operating Partnership to agree that all rights under the foregoing consents be assignable and that any person or entity subject to a standstill or similar agreement with the Issuer be permitted to bid at the Foreclosure Auction and, if such bid is successful, to purchase the pledged Common Units or Common Shares issuable upon exchange of such Common Units.

         A Joint Filing Statement is listed as Exhibit 99.5 hereto and incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.         DESCRIPTION
-----------         -----------
Exhibit 99.1        Securities Account Control Agreement, dated as of September
                    26, 2000, among Primestone Investment Partners L.P., P-B


                         (Continued on following pages)
                               Page 12 of 17 Pages


                    Finance Ltd. and Prudential Securities Incorporated
                    (incorporated by reference to Exhibit 99.5 to the Schedule
                    13D (File No. 005-51993) with respect to the Common Shares of the Issuer filed on November 2, 2001 by Vornado Realty
                    Trust, Vornado Realty L.P. and Vornado PS, L.L.C.).

Exhibit 99.2        Consent and Agreement, dated September 26, 2000, by Prime
                    Group Realty Trust and Prime Group Realty, L.P., in favor of
                    Vornado PS, L.L.C. (incorporated by reference to Exhibit
                    99.5 to the Schedule 13D (File No. 005-51993) with respect to the Common Shares of the Issuer filed on November 2, 2001 by Vornado Realty Trust, Vornado Realty L.P. and Vornado PS,
                    L.L.C.).

Exhibit 99.3        Amended and Restated Consent and Agreement of Prime Group
                    Realty, L.P., dated as of September 26, 2000, by Prime Group
                    Realty, L.P in favor of P-B Finance Ltd. (incorporated by reference to Exhibit 99.5 to the Schedule 13D (File No.
                    005-51993) with respect to the Common Shares of the Issuer filed on November 2, 2001 by Vornado Realty Trust, Vornado
                    Realty L.P. and Vornado PS, L.L.C.).

Exhibit 99.4        Amended and Restated Consent and Agreement of Prime Group
                    Realty Trust, dated as of September 23, 2000, by Prime Group
                    Realty Trust in favor of P-B Finance Ltd. (incorporated by reference to Exhibit 99.5 to the Schedule 13D (File No.
                    005-51993) with respect to the Common Shares of the Issuer filed on November 2, 2001 by Vornado Realty Trust, Vornado
                    Realty L.P. and Vornado PS, L.L.C.).


Exhibit 99.5        Joint Filing Statement, dated March 8, 2000, by each of
                    Michael W. Reschke, The Prime Group, Inc., PG/Primestone,
                    L.L.C. and Primestone Investment Partners L.P., as filed as an exhibit to the Schedule 13D filed on March 8, 2000 by Michael W. Reschke, PG/Primestone, L.L.C., Primestone
                    Investment Partners L.P., and The Prime Group, Inc.

                    Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting
                    Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule
                    13d-4 under the Exchange Act of 1934, as amended (the
                    "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of
                    Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.


                         (Continued on following pages)
                               Page 13 of 17 Pages

                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                       /s/ Michael W. Reschke
                                       ----------------------------------
                                       Michael W. Reschke

                                       Dated: November 14, 2001


                         (Continued on following pages)
                               Page 14 of 17 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                      PRIMESTONE INVESTMENT PARTNERS L.P.

                                      By: PG/Primestone, L.L.C.,
                                          its general partner

                                      By: The Prime Group, Inc.,
                                          its Administrative Member

                                      By: /s/  Michael W. Reschke
                                      ------------------------------
                                      Name:  Michael W. Reschke
                                      Title: President

                                      Dated: November 14, 2001


                         (Continued on following pages)
                               Page 15 of 17 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                       PG/PRIMESTONE, L.L.C.

                                       By: The Prime Group, Inc.,
                                           its Administrative Member

                                       By: /s/ Michael W. Reschke
                                           -----------------------------
                                           Name:  Michael W. Reschke
                                           Title: President

                                       Dated: November 14, 2001


                         (Continued on following pages)
                               Page 16 of 17 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                       THE PRIME GROUP, INC.

                                       By: /s/ Michael W. Reschke
                                           -----------------------------
                                           Name:  Michael W. Reschke
                                           Title: President

                                       Dated: November 14, 2001



                               Page 17 of 17 Pages